To: File

From: Sarah Muller

Date:

Subject: Item 77(i): Form N-SAR for Variable Insurance Products Fund II

Pursuant to a Board approved vote on May 19, 2005, Fidelity Variable Insurance Products Fund II commenced a new class of shares, Investor Class shares, of Asset Manager Portfolio, Asset Manager: Growth Portfolio, Contrafund Portfolio, and Investment Grade Bond Portfolio.

Investor Class shares of Asset Manager Portfolio, Asset Manager: Growth Portfolio, Contrafund Portfolio, and Investment Grade Bond Portfolio commenced on July 21, 2005.

Pursuant to a Board approved vote on December 15, 2005, Fidelity Variable Insurance Products Fund II commenced a new series of shares, Disciplined Small Cap Portfolio (Initial Class, Investor Class, Service Class and Service Class 2) on December 27, 2005.